PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated November 10, 2025)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-290527

Secondary offering of up to 34,473,089 ordinary shares offered by the Selling Shareholder

This prospectus supplement updates, amends and supplements the prospectus dated November 10, 2025 (the “Original Prospectus”), contained in our Registration Statement on Form F-1, effective as of November 10, 2025 (Registration No. 333-290527) (the “Registration Statement”), relating to the offering of up to 34,473,089 ordinary shares, including 69,419 Commitment Shares issued pursuant to the Ordinary Share SPA and 34,403,670 shares issuable pursuant to the Ordinary Share SPA for up to an aggregate purchase price of up to $75 million by the Selling Shareholder (each as defined below). The Ordinary Share SPA (as defined below) has been amended as described below under the section titled, “Voluntary Adjustment of Conversion Price in the Senior Convertible Note and Amendment to Ordinary Share Purchase Agreement.”

On August 29, 2025, Blue Gold Limited (the “Company”) entered into an Ordinary Share Purchase Agreement with Tumim Stone Capital LLC (the “Ordinary Share SPA”), pursuant to which the Company may, at its option, issue and sell up to an aggregate principal amount of $75 million in ordinary shares, subject to certain conditions. In consideration for entering into the Ordinary Share SPA, on September 3, 2025, the Company issued 69,419 ordinary shares (the “Commitment Shares”). Since such date and up to the date of this prospectus supplement, the Company has issued an additional 44,919 ordinary shares pursuant to the Ordinary Share SPA. The ordinary shares may be sold and issued by the Company at a price per share equal to 0.97 multiplied by the lowest daily volume-weighted average price (VWAP) of the ordinary shares during the applicable VWAP Purchase Valuation Period (as defined in the Ordinary Share SPA), provided that the parties to the Ordinary Share SPA may mutually agree to a different price if a Form F-3 is being used to register the VWAP Purchase Shares (as defined below). Tumim Stone Capital LLC is referred to herein as the “Selling Shareholder.”

This prospectus supplement and the related prospectus, as such may be amended or supplemented from time to time (the “Prospectus”), relates to the offer and resale from time to time of up to 34,473,089 ordinary shares, including 69,419 Commitment Shares and the additional 44,919 ordinary shares issued pursuant to the Ordinary Share SPA and 34,358,751 shares issuable pursuant to the Ordinary Share SPA (the “VWAP Purchase Shares”) for up to an aggregate purchase price of up to $75 million by the Selling Shareholder.

The Selling Shareholder may, from time to time, sell the ordinary shares offered by them described in this Prospectus. We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholder. We will bear all costs, expenses and fees in connection with the registration of the Selling Shareholder’s ordinary shares. The Selling Shareholder will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholder for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholder in disposing of their ordinary shares.

On November 24, 2025, the parties amended the Ordinary Share SPA, to provide that at the Company's option, the Company may sell the VWAP Purchase Shares either (i) at a price per share equal to (x) 0.95, multiplied by (y) the lower of (A) the Closing Sale Price on the applicable Trading Day and (B) the VWAP on the applicable Trading Day during a one- (1-) day VWAP Purchase Valuation Period (as defined in the Ordinary Share SPA) or (ii) at a price per share equal to (x) 0.97, multiplied by (y) the lowest VWAP of the ordinary shares during a three- (3-) day VWAP Purchase Valuation Period.

Additionally, the VWAP Purchase Maximum Amount (as defined in the Ordinary Shares SPA) was amended to provide that the Company’s right to direct Tumim Stone Capital LLC to purchase ordinary shares under the Ordinary Share SPA shall be limited to the amount of shares equal to the lower of: (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the ordinary shares on the Trading Market (or Eligible Market, as applicable) on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.20; and (ii) the quotient obtained by dividing (A) $2,000,000, by (B) the VWAP on the VWAP Purchase Exercise Date, and (b) respect to a VWAP Purchase made pursuant to Section 3.1 where the VWAP Purchase Valuation Period consists of three (3) Trading Days, such number of Ordinary Shares equal to the lower of (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the Ordinary Shares on the Trading Market (or Eligible Market, as applicable) on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.40; and (ii) the quotient obtained by dividing (A) $3,000,000, by (B) the VWAP on the VWAP Purchase Exercise Date (in each case to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the applicable period); provided however, that the Investor may waive this limit if Form F-3 is being used to register the Registrable Securities (as defined in the Registration Rights Agreement). All capitalized terms not defined in this paragraph shall have the meanings ascribed to them in the Ordinary Share SPA, as amended.

Our ordinary shares are listed on The Nasdaq Global Market under the symbol “BGL” and our warrants are listed on The Nasdaq Capital Market under the symbol “BGLWW.” On December 2, 2025 the closing price of our ordinary shares was $4.57 per share and the closing price of our warrants was $0.525. Our securities have recently experienced extreme volatility in price and trading volume. From June 26, 2025, the first day of trading, to December 2, 2025, the closing price of our ordinary shares ranged from as low as $7.23 to as high as $133.00 and daily trading volume ranged from 30,948 to 1,147,782 ordinary shares. Likewise, during the same period, the closing price of our warrants ranged from as low as $0.08 to as high as $0.75 and daily trading volume ranged from 8,548 to 1,803,071 warrants. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. See “Risk Factors — Risks Relating to our Securities — The price of the Blue Gold Limited ordinary shares may fluctuate significantly, which could negatively affect Blue Gold Limited and holders of its ordinary shares.”

This prospectus supplement should be read in conjunction with the Original Prospectus and the Registration Statement, and is qualified by reference to the Original Prospectus and the Registration Statement, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus or the Registration Statement. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read this entire Prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as defined under federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Emerging Growth Company.”

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company disclosure and reporting requirements. See “Prospectus Summary — Foreign Private Issuer.”

Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 12 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered by this Prospectus, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 3, 2025

VOLUNTARY ADJUSTMENT OF CONVERSION PRICE IN THE SENIOR CONVERTIBLE NOTE AND AMENDMENT TO ORDINARY SHARE PURCHASE AGREEMENT

This prospectus supplement is being filed to disclose the following:

Securities Purchase Agreement and Registration Rights

On August 29, 2025, the Company entered into a Securities Purchase Agreement (the “August Note SPA”) with 3i, LP (“3i”) authorizing a new series of senior convertible notes, in the aggregate principal amount of up to $5,434,783, referred to herein as the “senior convertible notes,” and warrants to purchase up to an aggregate of 215,299 ordinary shares, referred to herein as the “warrants.” On September 3, 2025, the Company sold a senior convertible note in the principal amount of $3,804,348 and 150,709 warrants (at an original issue discount of 8%, for an aggregate purchase price of $3,500,000). The senior convertible notes bear interest at the rate of 7% per annum, except upon an event of default, in which such interest rate will be 12%. On November 12, 2025, the Company issued to 3i (i) an additional senior convertible note in the principal amount of $1,630,435 at an 8% discount and (ii) 64,590 additional warrants, all for an aggregate purchase price of $1,500,000.

At any time after issuance, the senior convertible notes are convertible into ordinary shares, subject to customary terms and conditions. The senior convertible notes are convertible into ordinary shares at a conversion price of $13.51 per share, subject to certain adjustments, and the warrants are exercisable at an exercise price of $16.88 per share until September 3, 2030.

Also on August 29, 2025, the Company entered into a Registration Rights Agreement with the buyer providing for the registration of the ordinary shares issuable upon conversion of the senior convertible notes and exercise of the warrants. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the SEC within 30 calendar days after the date of the Registration Rights Agreement to register the resale of the Note Shares and the Warrant Shares (as defined therein) and cause such registration statement to be effective within 60 calendar days after the date of the Registration Rights Agreement, if the registration statement is subject to review by the SEC, and if the Company has been notified by the SEC that the registration statement will not be reviewed by the SEC, within 15 trading days after such notification. If not all the Note Shares or Warrant Shares are registered pursuant to the August Note SPA, the Company will be required to file another registration statement to register the resale of any such Note Shares and Warrant Shares.

In addition, pursuant to the August Note SPA, 3i may receive up to an aggregate of 1,000,000 Pre-Delivery Shares (as defined in the August Note SPA) at any time upon notice to the Company. If the Company is required to deliver ordinary shares to 3i, whether upon conversion of the senior convertible notes or otherwise, any Pre-Delivery Shares held by 3i (or its designee) at such time shall apply, on a share for share basis, as available, against each ordinary share required to then be delivered. In the event that 3i (or its designees) holds any Pre-Delivery Shares as of the date that all senior convertible notes issued pursuant to the August Note SPA are no longer outstanding (whether following the conversion or redemption, as applicable, of such senior convertible notes), 3i is obligated to promptly return any such Pre-Delivery Shares to the Company for cancellation.

On December 1, 2025, the Company entered into a Letter Agreement with 3i pursuant to which the Company and 3i agreed that, in lieu of the payment in cash of the first installment amount of $1,017,663.09 (the “First Installment”) due on December 3, 2025, 3i will have the right to convert the entire First Installment, or any portion thereof, at its option, at a conversion price equal to 93% of the lowest volume weighted average price (“VWAP”) for the five (5) Trading Day period prior to the date of the Holder’s applicable conversion notice.

The Class A ordinary shares issuable by the Company at 3i’s option shall be issued from the Pre-Delivery Shares registered under such prospectus and the registration statement to which it relates and shall become Delivery Shares (as defined in the senior convertible note with 3i) pursuant to the terms of the senior convertible note.

Ordinary Share Purchase Agreement and Registration Rights Agreement

On August 29, 2025, the Company entered into an Ordinary Share Purchase Agreement with Tumim Stone Capital LLC (the “Ordinary Share SPA”), pursuant to which the Company may sell up to an aggregate $75 million of newly issued ordinary shares (the “VWAP Purchase Shares”) to an investor at the Company’s option, subject to certain conditions, at a price per share equal to (i) 0.97 multiplied by the lowest daily VWAP of the ordinary shares during the applicable VWAP Purchase Valuation Period (as defined in the Ordinary Share SPA), provided that the parties to the Ordinary Share SPA may mutually agree to a different price if a Form F-3 is being used to register the VWAP Purchase Shares. In consideration for entering into the Ordinary Share SPA, on September 3, 2025, the Company issued to the investor 69,419 ordinary shares (the “Commitment Shares”). Since such date and up to the date of this prospectus supplement, the Company has issued an additional 44,919 ordinary shares pursuant to the Ordinary Share SPA.

Also on August 29, 2025, the Company entered into a Registration Rights Agreement with the investor requiring the Company to register for resale the VWAP Purchase Shares and the Commitment Shares. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the SEC within 30 calendar days after the date of the Registration Rights Agreement to register the resale of the VWAP Purchase Shares and the Commitment Shares and cause such registration statement to be effective within 60 calendar days after the date of the Registration Rights Agreement, if the registration statement is subject to review by the SEC, and if the Company has been notified by the SEC that the registration statement will not be reviewed by the SEC, within 15 trading days after such notification.

On November 24, 2025, the parties amended the Ordinary Share SPA to provide that at the Company's option, the Company may sell the VWAP Purchase Shares either (i) at a price per share equal to (x) 0.95, multiplied by (y) the lower of (A) the Closing Sale Price on the applicable Trading Day and (B) the VWAP on the applicable Trading Day during a one- (1-) day VWAP Purchase Valuation Period (as defined in the Ordinary Share SPA) or (ii) at a price per share equal to (x) 0.97, multiplied by (y) the lowest VWAP of the ordinary shares during a three- (3-) day VWAP Purchase Valuation Period.

Additionally, the VWAP Purchase Maximum Amount (as defined in the Ordinary Shares SPA) was amended to mean (a) with respect to a VWAP Purchase made pursuant to Section 3.1 where the VWAP Purchase Valuation Period consists of one (1) Trading Day, such number of Ordinary Shares equal to the lower of: (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the ordinary shares on the Trading Market (or Eligible Market, as applicable) on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.20; and (ii) the quotient obtained by dividing (A) $2,000,000, by (B) the VWAP on the VWAP Purchase Exercise Date, and (b) with respect to a VWAP Purchase made pursuant to Section 3.1 where the VWAP Purchase Valuation Period consists of three (3) Trading Days, such number of Ordinary Shares equal to the lower of (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the Ordinary Shares on the Trading Market (or Eligible Market, as applicable) on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.40; and (ii) the quotient obtained by dividing (A) $3,000,000, by (B) the VWAP on the VWAP Purchase Exercise Date (in each case to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the applicable period); provided however, that the Investor may waive this limit if Form F-3 is being used to register the Registrable Securities (as defined in the Registration Rights Agreement). All capitalized terms not defined in this paragraph shall have the meanings ascribed to them in the Ordinary Share SPA, as amended.

Secondary offering of up to 34,473,089 ordinary shares offered by the Selling Shareholder

Prospectus Supplement

The date of this prospectus supplement is December 3, 2025